Exhibit 7(a)(5)
                 CONTROL RESOURCES CORPORATION

                 Notes to Financial Statements

                   December 31, 1996 and 1995



(1)  Summary of Significant Accounting Policies

     Control Resources Corporation (the Company) is a Delaware corporation, organized on February 19, 1975. The Company designs, develops, manufactures and markets products and systems targeted to meet the needs of very large communi cation network operators.

     The significant accounting policies generally followed by the Company are summarized below.

     Cash and Cash Equivalents

     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     Revenue and Cost Recognition

     Revenues related to long-term fixed price contracts, which provide for the design and manufacture of products, are recognized using the percentage-of-completion method of accounting for long-term contracts, measured by the cost-to-cost basis. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Such provisions are included in accrued expenses. Contract costs include all direct material and labor costs and those indirect costs related to contract performance such as indirect labor, supplies, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Selling, general and administrative costs for the year ended December 31, 1995 include $104,267 of costs directly related to the Company's relocation to its new facility.

     Revenues recognized under the percentage-of-completion method were $2,786,299 and $7,702,401 for 1996 and 1995, respectively. Costs of sales recognized under this method amounted to $2,095,577 and $4,458,368 in 1996 and 1995, respectively.

     Deferred revenue represents amounts billed or cash received in advance of services being performed or products being shipped. Deferred revenue of $3,519,053 at December 31, 1996 includes approximately $570,000 which had been received in cash and $2,949,000 which was included in accounts receivable.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The cost of repairs and maintenance is charged to operating expenses as incurred; significant renewals and betterments are capitalized.

     Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

     The useful lives for purposes of computing depreciation and amortization are:


          Machinery, equipment and furniture
          and fixtures                  5-7 years
          Leasehold improvements        7-10 years
                                        ==========

     Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The carrying amount of long-term debt and the note payable approximates fair value because of the variable interest rates associated with such debt.

     Income Taxes

     The asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires recognition of deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Under this method, deferred tax assets and liabilities are determined based on the dif ferences between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Research and Development Costs

     Company-sponsored research and development costs relating to both present and future products are expensed as incurred. Research and development costs relating to products developed under long-term contracts are charged to cost of sales upon recognition of related revenue. The Company incurred total expenditures for research and development in 1996 and 1995 of $3,498,048 and $2,828,460, respectively, of which $2,685,337 and $1,638,768, respectively, were provided by Company funds. Under a long-term contract, the Company was reimbursed for costs amounting to $812,711 and $1,189,692 in 1996 and 1995, respectively, for research and development activities relating to products developed on behalf of customers.

(3)  Liquidity

     During 1996, the Company revised its business strategy and is transitioning from developing customer-specific products to standard, off-the-shelf products. As a result, the Company has sustained significant operating losses in 1996 and has a net stockholders' deficit at December 31, 1996, which raises doubt about its ability to continue as a going concern. Continued existence will be dependent on the Company receiving additional financing and successfully marketing and selling its products and services. The Company is currently negotiating a potential merger with P-COM, Inc., which is expected by management of the Company to be completed in the first half of 1997. There is no assurance, however, that these efforts will be concluded successfully by the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4)  Accounts Receivable

     Included in the Company's total accounts receivable balances are amounts relating to the Company's long-term contracts as follows:

                                                    1996            1995

    Amounts billed                            $       --      $  942,418
    Recoverable costs and accrued profit
    on progress completed - unbilled, net         30,465         200,224
                                              ----------      ----------
    Total accounts receivable from
    long-term contracts                       $   30,465      $1,142,642
                                              ==========      ==========

     Recoverable costs and accrued profit on progress of projects completed B unbilled represent amounts of revenue recognized on the Company's long-term contracts for which billings had not been presented to the customer, since such amounts were not billable pursuant to the contract terms at the respective balance sheet dates.

(5)  Inventories

     The components of inventories at December 31, 1996 and 1995 were:

                                                 1996               1995
         Raw materials                     $ 1,661,607           590,982
         Work in process                       163,767           142,360
         Finished goods                         72,877           343,475
                                           -----------       -----------

                                           $ 1,898,251       $ 1,076,817
                                           ===========       ===========

(6)  Accounts Payable and Accrued Expenses

     The components of accounts payable and accrued expenses as of December 31, 1996 and 1995 were as follows:

                                                 1996              1995
         Accounts payable                 $ 1,583,958           174,158
         Accrued payroll                      197,059           184,717
         Costs accrued on
           uncompleted contracts                   --           151,215
         Other accrued expenses               512,441           171,587
                                          -----------       -----------
                                          $ 2,293,458       $   681,677


     Included in other accrued expenses is $110,774 and $50,274 which was due to certain officers of the Company as of December 31, 1996 and 1995, respectively.

(7)  Financing Arrangements

     The Company has a revolving demand credit facility (the Facility) with a bank which enables the Company to borrow up to $2,000,000. The balance outstanding under the Facility was $1,612,000 and $0 as of December 31, 1996 and 1995,
     respectively. The Facility, which is subject to renewal in April 1997, is secured by substantially all the assets of the Company and is personally guaranteed by one of the major stockholders of the Company. Interest is charged at 1% above the bank's prime rate, as defined (8.25% at December 31, 1996).

     The note payable of $500,000 as of December 31, 1996 is a promissory note due to P-COM, Inc. issued for working capital in conjunction with the contemplated merger (see note 13). The maturity date is the earlier of: (a) upon completion of the Company's acquisition by another party,
     (b) the date that is 10 days after the sale of the Company's common stock with net proceeds to the Company of greater than $1,500,000, or (c) June 30, 1997. There is no collateral nor guarantor of the loan. The interest rate is prime plus 1% and accrued interest on the loan is due and payable in arrears on the maturity date.

     The Company's long-term debt as of December 31, 1996 and 1995 consists of the following:

                                                 1996           1995
         Term loans                        $  509,531     $  410,720
         Less current portion                 250,099        189,335
                                           ----------     ----------

            Long-term debt                 $  259,432     $  221,385
                                           ==========     ==========


     The Company's term loans are with a bank and were secured to finance the renovation of the Company's present and former plant and office facilities (Renovation Loans) and to finance the purchase of certain equipment (Equipment Loans). The Renovation Loans are repayable over four to five years, are secured by a lien on substantially all of the Company's assets, and are personally guaranteed by one of the major stockholders of the Company. Interest is charged at 1-1/2% above the bank's prime rate, as defined. The Equipment Loans are repayable over three years, are secured by the purchased equipment, and are personally guaranteed by one of the major stockholders of the Company. Interest is charged at 1-1/4% above the bank's prime rate, as defined.

     Principal loan repayments on the term loans during the forthcoming years are as follows: 1997 - $250,099; 1998 -
     $169,216; 1999 - $90,216.


(8)  Lease Commitments

     At December 31, 1996, the Company is obligated under operating leases for office space and equipment which expire through 2005. The aggregate minimum rental commitments under noncancellable operating leases are:

                                                    Plant
                                       Office     Equipment
                                       ------     ---------
               1997                $   8,903        499,782
               1998                    4,814        499,782
               1999                    4,814        499,782
               2000                    4,814        528,681
               2001                    3,361        527,937
               Thereafter                 --      1,619,456
                                   ---------      ---------
Total minimum lease payments       $  26,706      4,175,420
                                   =========      =========



     Rental expense for operating leases during 1996 and 1995 amounted to approximately $508,000 and $395,000, respectively.


(9)  Common Stock B Stock Options

     Pursuant to an incentive stock option purchase plan (the
     Plan), certain key employees have the option to purchase shares of the Company's common stock at $1.00 per share (fair market value on the date of grant as determined by the Board of Directors) during the years 1997 through 2006. No options were exercised or forfeited under the Plan during either of the years ended December 31, 1996 and 1995, but there were additional options granted during 1996 to purchase 130,000 shares. In addition, all incentive stock option agreements previously in effect were revised to reflect the option price of $1.00 and were extended until August 14, 2006. As of December 31, 1996 and 1995 there were 327,500 and 197,500 shares under option, of which 217,500 and 197,500 options are exercisable, respectively.

(10) Income Taxes

     The components of income tax (benefit) expense for the years ended December 31, 1996 and 1995 were as follows:

                                        Current        Deferred          Total

Year ended December 31, 1996-
U.S. federal                        $  (235,724)         95,931      (139,793)
                                    ===========      ==========     =========
Year ended December 31, 1995:
U.S. federal                             58,500           9,000        67,500

State and local                          15,000              --        15,000
                                    -----------      ----------     ---------

                                    $    73,500           9,000        82,500
                                    ===========      ==========     =========


The significant components of deferred income tax expense
(benefit) for the years ended December 31, 1996 and 1995 were as follows:

                                                          1996           1995

Deferred tax benefit primarily attributable
to research and development tax credit carryover,
net operating loss carryforwards, costs accrued
on uncompleted contracts, differences in book
versus tax depreciation expense, and other
non-deductible reserves and accruals                $ (2,108,714)    (186,550)

Increase in beginning-of-year balance of
the valuation allowance for deferred tax
assets allocated to income tax expense                 2,204,645      195,550
                                                    ------------   ----------
                                                    $     95,931        9,000
                                                    ============   ==========



     The effective income tax rate differs from the statutory income tax rate of 34% for the years ended December 31, 1996 and 1995, primarily due to changes in the amount of the valuation allowance.

     Tax credits for increasing research activities are accounted for as a reduction of income tax expense in the years they are available for use under the flow-through method. The Company has approximately $594,000 of research and devel opment tax credit carryovers for both financial statement purposes and federal income tax purposes as of December 31, 1996. These credits may be used to reduce future income tax expense to an amount equivalent to the alternative minimum tax liability for the year(s) in which the credit is utilized. These credits expire at various times through the year 2011.

     The valuation allowance for deferred tax assets as of December 31, 1996 was $2,933,627. The net change in the total valuation allowance for the year ended December 31, 1996 was an increase of $2,204,645.

     In 1996, the Company generated net operating losses for federal income tax purposes of approximately $4,753,000 of which $3,957,000 is available to carryforward to offset taxable income in future years.

(11) Concentrations of Credit Risk

     In 1996, two customers accounted for 42% and 32% of net sales. In 1995, two customers accounted for 62% and 16% of net sales. Most sales are made to large, well-established companies. The Company does not believe that this concentration of sales and credit risk represents a material risk of loss with respect to its financial position as of December 31, 1996.


(12) Retirement Savings Plan

     The Company maintains a 401(k) retirement savings plan whereby 35% of each employee's contribution is matched up to a maximum of the lesser of 4% of the employee's annual base earnings or $400. The Company's total contributions and administrative expenses relating to the plan amounted to $21,763 and $23,705 for the years ended December 31, 1996 and 1995, respectively.

(13) Subsequent Events

     The Company is currently negotiating a potential merger with P-COM, Inc. Management of the Company expects the merger to be completed in the first half of 1997. In conjunction with the contemplated merger, the Company has entered into promissory notes with P-COM, Inc. through January 10, 1997 aggregating $1,500,000, of which $500,000 was advanced to the Company prior to December 31, 1996. The maturity date of the notes is the earlier of: (a) upon completion of the Company's acquisition by another party, (b) the date that is ten days after the sale of the Company's common stock with net proceeds to the Company of greater than $1,500,000, or
     (c) June 30, 1997.

     There is no collateral nor guarantor of the loans. The interest rate is prime plus 1% and accrued interest on the loans shall be due and payable in arrears on the maturity date.